Contact

www.linkedin.com/in/clay-dowdey
(LinkedIn)

Top Skills

Thermodynamics

Transport Phenomena

Certifications

Engineer In Training

Passed FE Exam

Passed PE Exam

Clay Dowdey

COO at Flux Hybrids

Charlotte

Experience

Flux Hybrids
COO
August 2018 - Present (3 years 11 months)
Raleigh-Durham, North Carolina Area

Corning Incorporated
Process Engineer II
May 2021 - September 2021 (5 months)
Winston-Salem, North Carolina, United States

The Chemours Company
Manufacturing Technology Engineer
December 2019 - May 2021 (1 year 6 months)
Fayetteville, North Carolina Area

Novo Nordisk
EHS Intern
May 2019 - December 2019 (8 months)
Clayton, NC

North Carolina State University
Undegraduate Research Assistant
August 2018 - December 2019 (1 year 5 months)
Raleigh-Durham, North Carolina Area

The Chemours Company
1 year

Intern
August 2018 - April 2019 (9 months)
Fayetteville, North Carolina Area

Process Engineering Co-op
May 2018 - August 2018 (4 months)
Fayetteville, North Carolina Area

Greenology Products, Inc.
R&D Intern
January 2018 - April 2018 (4 months)
Raleigh, North Carolina

The Chemours Company
Process Engineering Co-op
August 2017 - January 2018 (6 months)
Fayetteville, North Carolina Area

The Chemours Company
Processing Engineering Co-op
January 2017 - May 2017 (5 months)
Fayetteville, North Carolina Area

Education

North Carolina State University
Master of Science - MS, Mechanical Engineering · (2021 - 2023)

North Carolina State University
Bachelor of Science - BS, Chemical Engineering · (2015 - 2019)